**MEETING OF THE BOARD OF TRUSTEES OF CONESTOGA FUNDS**

**September 3rd 2014**

**<u>PROPOSED RESOLUTIONS</u>**

**<u>Annual approval of the Joint Fidelity Bond for the Small Cap, SMid Cap and LargeCap Fund</u>**

RESOLVED, that the Board hereby finds that the fidelity bond for the Trust, written by St. Paul Travelers (the "Bond"), which is in the aggregate amount of $900,000 to cover, among others, officers and employees of the Trust, in accordance with Rule 17g-1 under the 1940 Act is reasonable in form and amount, after having given due consideration to, among other things, the ratable allocation of such total one-year premium among the insured parties under said Bond, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust and the nature of the securities in the Trust.

**<u>General enabling resolution</u>**

RESOLVED, that the Board hereby authorizes and directs the appropriate officers of the Trust to do any and all such lawful acts and execute such documents as may be reasonably necessary or appropriate to perform and carry out the actions of the Board taken at this meeting, and to otherwise comply with the laws and rules of the United States or its individual states or jurisdictions, or any administrative body.

For: Conestoga Capital Advisors, LLC
550 E. Swedesford Road, Suite 120
Wayne, Pa. 19087
(484)654-1380

## CRIME - Employee Dishonesty Blanket Coverage

**Named Insured** – The Conestoga Funds, Institutional Advisors LargeCap Fund; Conestoga Small Cap Fund; Conestoga SMid Cap Fund.

Investment Company Blanket Bond – Dishonest or Fraudulent acts including larceny or embezzlement committed by employee

| Carrier | Policy Number | Policy Term | | Annual Premium |
|---|---|---|---|---|
| Hartford Fire Insurance Co | FI 0271470 | 9/23/2014 - 9/23/2015 | | $ 3,230.00 |
| | | Limit | Deductible | |
| (01) Fidelity | | $900,000 * | $25,000 | |
| (02) Premises | | $900,000 | $25,000 | |
| (03) Transit | | $900,000 | $25,000 | |
| (04) Forgery or Alteration | | $900,000 | $25,000 | |
| (05) Securities | | $900,000 | $25,000 | |
| (06) Counterfeit Currency | | $900,000 | $25,000 | |
| (07) Computer Systems | | $900,000 | $25,000 | |
| (08) Voice Initiated Transactions | | $900,000 | $25,000 | |
| (09) Tele-facsimile Transfer Fraud | | $900,000 | $25,000 | |
| (10) Uncollectible Items of Deposit | | $ 50,000 | $ 5,000 | |
| (11) Audit Expense | | $ 50,000 | $ 5,000 | |
| (12) Stop Payment | | $ 50,000 | $ 5,000 | |
| (13) Unauthorized Signature | | $ 50,000 | $ 5,000 | |

OPTIONAL $1,000,000 LIMIT          $3,461.00

- *required limit based on combined assets of the two funds in the trust*

These schedules are provided as a brief outline. Please refer to the actual policies for complete details regarding coverages, terms, conditions and exclusions.



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